Exhibit 99.2

900 Third Avenue, 24th Floor New York NY 10022 USA dwpv.com

September 19, 2023

Fortis Inc.
5 Springdale Street, Suite 1100
P.O. Box 8837
St. John's, Newfoundland and Labrador A1B 3T2

Fortis Inc. – Registration Statement on Form F-10 and Prospectus Supplement

We refer to Fortis Inc.’s (i) Registration Statement on Form F-10 (File No. 333-268493), initially filed with the Securities and Exchange Commission (the “Commission”) on November 21, 2022, and (ii) Prospectus Supplement to the Short Form Base Shelf Prospectus dated November 21, 2022, filed with the Commission on November 21, 2022 (the “Prospectus Supplement”).

We hereby consent to the use of our firm name under the headings “Certain U.S. Federal Income Tax Considerations”, “Legal Matters” and “Documents Filed as Part of the Registration Statement” in the Prospectus Supplement. In giving this consent, we do not admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the rules and regulations promulgated thereunder.

Yours very truly,

(signed) Davies Ward Phillips & Vineberg LLP